# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pershing Square Inc., CIK 0002026053
CUSIP: 71531U102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002027456

## Reporting persons
- Pershing Square Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 105,979,280; shared voting power 184,289,699; sole dispositive power 0; shared dispositive power 184,289,699; aggregate amount beneficially owned 290,268,979 (72.6% of the class)
  Comment: Represents (a) 184,289,699 shares of Common Stock directly held by Pershing Square Partner Group, LLC ("PSPG"), of which Pershing Square Management, LLC ("ManagementCo") is the managing member, and (b) 105,979,280 shares of Common Stock subject to a voting proxy agreement (the "Voting Proxy Agreement"), pursuant to which William A. Ackman, Ryan Israel, Ben Hakim, Michael Gonnella, Anthony Massaro, and Halit Coussin (collectively, the "ManagementCo Members") and certain of their affiliated entities has provided an irrevocable proxy to ManagementCo with respect to any shares of Common Stock that each such person, now or in the future, owns (directly or indirectly) or otherwise holds the power to vote (directly or indirectly).
  
  In addition, ManagementCo is also the sole holder of a Special Voting Share in the Issuer. The Special Voting Share has no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of Common Stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of Common Stock.
  
  Control over ManagementCo is shared among the ManagementCo Members. Mr. Ackman owns 24.9% of the voting interests in ManagementCo, with Mr. Israel, Mr. Hakim, Mr. Gonnella, Mr. Massaro, and Ms. Coussin each owning the remainder of the voting interests equally (approximately 15% each), and the approval of a majority of the voting interests is generally required to approve any action of ManagementCo. Each of the ManagementCo Members expressly disclaims, for purposes of Section 13(d) of the Exchange Act, beneficial ownership in shares of Common Stock beneficially owned by any other ManagementCo Member.
  
  The percent of the class is based on 400,000,000 shares of Common Stock outstanding as of October 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 (the "Form 10-Q").
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 184,289,699; sole dispositive power 0; shared dispositive power 184,289,699; aggregate amount beneficially owned 184,289,699 (46.1% of the class)
  Comment: Represents 184,289,699 shares of Common Stock directly held by PSPG, of which ManagementCo is the managing member, underlying the M Units granted to applicable personnel of the Issuer (which, upon vesting, may be redeemed by the holder, subject to certain conditions, for shares of Common Stock held by PSPG initially on a one-for-one basis, subject to certain adjustments pursuant to the terms of the M Units).
  
  The percent of the class is based on 400,000,000 shares of Common Stock outstanding as of October 30, 2026, as reported in the Issuer's Form 10-Q.

## Item 1. Issuer
Name of issuer: Pershing Square Inc.
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York 10019

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by Pershing Square Management, LLC and Pershing Square Partner Group, LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 787 Eleventh Avenue, Ninth Floor, New York, New York 10019.
Citizenship: Each of the Reporting Persons is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Row 9 on the attached cover pages.
Percent of class: See the responses to Row 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Row 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Row 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Row 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Row 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to PSPG's organizational document, each member of PSPG holding M Units therein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held by PSPG on a pro rata basis. Other than William A. Ackman and Ryan Israel, no other person is known to the Reporting Persons to have such interests relating to more than 5 percent of the outstanding shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: PSPG is the relevant entity for which ManagementCo may be considered a parent holding company.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (11/13/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (11/13/2026)